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Axos Financial, Inc.
Fixed Income
Investor Presentation

September 10, 2025

NYSE: AX

Banking Evolved℠

Safe Harbor



This presentation contains forward-looking statements that involve risks and uncertainties, including without limitation statements relating to Axos Financial, Inc.'s ("Axos") financial prospects and other projections of its performance and asset quality, Axos' deposit balances and capital ratios, Axos' ability to continue to grow profitably and increase its business, Axos' ability to continue to diversify its lending and deposit franchises, the anticipated timing and financial performance of other offerings, initiatives, and acquisitions, expectations of the environment in which Axos operates and projections of future performance. These forward-looking statements are made on the basis of the views and assumptions of management regarding future events and performance as of the date of this presentation. Actual results and the timing of events could differ materially from those expressed or implied in such forward-looking statements as a result of risks and uncertainties, including without limitation Axos' ability to successfully integrate acquisitions and realize the anticipated benefits of the transactions, changes in the interest rate environment, monetary policy, inflation, tariffs, government regulation, general economic conditions, changes in the competitive marketplace, conditions in the real estate markets in which we operate, risks associated with credit quality, our ability to attract and retain deposits and access other sources of liquidity, and the outcome and effects of litigation and other factors beyond our control. These and other risks and uncertainties detailed in Axos' periodic reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended June 30, 2025, could cause actual results to differ materially from those expressed or implied in any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Axos undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All written and oral forward-looking statements made in connection with this presentation, which are attributable to us or persons acting on Axos' behalf are expressly qualified in their entirety by the foregoing information.

Safe Harbor (cont.)

Certain of the information contained in this presentation may be derived from information provided by industry sources. The Company believes that such information is accurate and that the sources from which it has been obtained are reliable. The Company cannot guarantee the accuracy of such information, however, and has not independently verified such information.

Except as otherwise indicated, this presentation speaks as to the date hereof. The delivery of this presentation will not, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date of this presentation. The Company is not making any implied or express representation or warranty as to the accuracy or completeness of the information summarized herein or made available in connection with any further investigation of the Company. The Company expressly disclaims any and all liability which may be based on such information, errors therein or omissions therefrom.

You may obtain copies of documents filed by the Company with the SEC for free by visiting EDGAR on the SEC website at sec.gov or by visiting the Company's website at investors.axosfinancial.com.

Strong and Experienced Management Team



Greg Garrabrants | President & CEO

- President and CEO of Axos Bank since 2007
- Previously served as an investment banker, management consultant, and attorney for over 15 years
- JD from the Northwestern University School of Law and his MBA from Kellogg Graduate School of Management at Northwestern University



Andrew Micheletti | EVP, Finance

- Joined Axos in 2001 and previously served as Chief Financial Officer
- Previously served as Vice `President of Finance for TeleSpectrum Worldwide and CFO of Linsco / Private Ledger Corp (LPL Financial)
- B.S. from San Diego State University



Thomas Constantine | EVP & Chief Credit Officer

- Chief Credit Officer of Axos Bank since 2010
- Previously served as senior examiner with the Office of Thrift Supervision (OTS)
- 31+ years of banking and financial services experience
- B.A. in Business Economics, with an accounting emphasis, from UC Santa Barbara



John Tolla | EVP, Chief Risk Officer

- Joined Axos Bank in 2013
- Previously held leadership roles at BearingPoint and Booz Allen with focus on regulatory compliance, strategy, process improvement, and risk management
- Received JD in 2006 and MBA in 2007



David Park | President, Head of Commercial Bank

- Previously served as EVP and Head of Commercial Banking at Banc of California
- Also held various roles in 10 years at City National Bank
- MBA in Finance from University of Southern California, and B.S. in Economics at UC Irvine



Candace Thiele | EVP, Chief Administrative Officer

- Joined Axos Bank in 2022
- Previously served as SVP, Sales Performance Manager, Global Commercial Banking at Bank of America. Other leadership roles include operations management, marketing, strategy and enablement and merchant services.
- Graduate of Pacific Coast Banking School in 2015 with honors and faculty member since 2018. B.S. from University of Southern California



Derrick Walsh | EVP & Chief Financial Officer

- Chief Financial Officer of Axos Bank since 2021 and joined in 2013
- Previously led SEC & Regulatory Reporting department at LPL Financial
- Accounting and Business double major with a concentration in Finance from University of Richmond



Raymond Matsumoto | EVP & Chief Operating Officer

- Previously served as EVP and Chief Administrative Officer at CIT Group
- Also held executive positions at OneWest Bank and Indymac Bank
- Spent 18 years as a CPA with KPMG
- B.S. in Accounting and Finance from UC Berkeley



Eshel Bar-Adon | EVP, Strategic Partnerships and Chief Legal Officer

- Previously served as EVP and Chief Legal Officer of Seneca One Finance
- Also served as SVP for Transactional Affairs and Corporate Counsel at Stone Street Capital
- JD from Georgetown University and B.A. with honors from the University of Texas, Austin



Brian Swanson | President, Head of Consumer Bank

- Joined Axos Bank in 2010
- Previously served as Vice President at Bank of America in Home Loans Division
- 15+ years of lending and banking experience
- MBA in Operations Management from Cal State East Bay and B.S. in Management of Information Systems at San Diego State University



Michael Watson| EVP, Head of Axos Securities

- Joined Axos Bank in 2021
- Previously held leadership roles at TD Ameritrade and LPL Financial with an emphasis on strategy, product management, sales, and relationship management.
- MBA from SC Johnson College of Business at Cornell University and BBA from Isenberg School of Management at the University of Massachusetts Amherst

Axos Financial Overview

Axos Financial, Inc.

- Axos Financial, Inc. was founded in 1999 and is a customer-focused diversified financial services company headquartered in Las Vegas, Nevada
- Axos Bank provides consumer and commercial banking products and services through its digital online and mobile banking platforms, low-cost distribution channels, and affinity partners
- Our client-centric, technology-enabled services model provides secure and scalable banking, clearing and custody, and investment advisory solutions to retail and business customers
- We offer deposit and lending products to customers nationwide including consumer and business checking, savings, and time deposit accounts and single family and multifamily residential mortgages, commercial real estate mortgages and loans, fund and lender finance loans, asset-based loans, auto loans, retail and floor plan marine loans, and other consumer loans

($ Millions)	**For the Fiscal Year Ended 6/30/2025**	
Market Data as of 9/5/2025		
Market Capitalization	$5,127.6	
Price / Tangible Book Value per Share(1)	2.04	x
Dividend Yield	0.0	%
Selected Balance Sheet Data		
Total Assets	$24,783.1	
Net Loans	21,049.6	
Allowance for Credit Losses	290.0	
Total Deposits	20,829.5	
Total Stockholders' Equity	2,680.7	
Performance Ratios and Other Data		
ROAA	1.82	%
ROAE	17.30	
Net Interest Margin	4.90	
Net Interest Margin - Banking Segment Only	4.95	
Efficiency Ratio	46.84	
Efficiency Ratio - Banking Segment Only	40.80	
Asset Quality Metrics		
NCOs / Average Loans	0.13	%
NPLs / Loans	0.79	
NPAs / Assets	0.71	
ACL / Loans HFI	1.36	
ACL / NPLs	170.23	
Capital Ratios		
TCE / TA[1]	10.23	%
CET1 Ratio	12.52	
Leverage Ratio	10.73	
Tier 1 Capital	12.52	
Total Capital	15.28	

Note 1: Adjusted (non-GAAP) metrics. See Appendix for reconciliation to the closest applicable GAAP metrics.

Axos Financial's Three Divisions Provide the Foundation for Sustained Long-term Growth


Consumer Banking
Securities
Commercial Banking

Investment Thesis

- Diverse mix of assets, deposits, and fee income reduces risk and provides multiple growth opportunities in varying environments
- Asset-based lending at low loan-to-values has resulted in low historical credit losses
- Differentiated retail digital strategy from "online savings banks" or fin-tech competitors
- Structural cost advantage vs. traditional banks
- New business initiatives generate incremental growth
- Direct-to-consumer and securities clearing and custody businesses provide differentiated sources of growth
- Technology synergies among divisions reduce overall client acquisition and servicing costs

Axos' Business Model is Differentiated From Other Banks

axos

Customer Acquisition

- Digital Marketing
- Affinity and Distribution Partners
- Data mining/target feeding direct marketing
- Cross-selling

Sales

- Automated fulfillment
- Inbound call center sales
- Outbound call center sales
- Minimal outside sales
- Significant inside sales

Servicing

- Self-service
- Digital journey
- Direct banker (call center)

Distribution

- Balance sheet
- Whole loan sales options
- Securitization

Core Digital Capabilities

- Data Driven Insight
- Integrated Customer Experience
- Digital Marketing
- Digitally Enabled Operations
- Next-Gen Technology

Diversified Sources of Lending, Deposits and Fee Income

	Consumer Banking	Commercial Banking	Securities
Lending	› Auto Lending › Single-Family Mortgages › Personal Unsecured	› Asset-Based Lending › C&I Lending › Commercial Real Estate Specialty Lending › Equipment Finance › Fund Finance › Lender Finance › Multifamily	› Margin Lending › Securities Lending › SBLOCs
Deposits	› Checking › Savings › Money Market › CDs › Bundled Products	› Cash and Treasury Mgmt. › HOA › Axos Fiduciary Services › Business Management › Payment Processing	› Cash Sweeps › Money Market
Fee Income	› Mortgage Banking	› Banking Fees › FX › Prepayment Fees	› Clearing Fees › Custody Fees › Mutual Fund/ETF Fees › Commissions › Investment Mgmt. Fees
Technology	› Universal Digital Bank	› ACE (Cash and TM) › Zenith (Business Management) › Unity (Fiduciary Services)	› Liberty › Axos Professional Workstation (APW)

Axos Bank is a Top Performer Versus Bank Peer Group

	Axos Bank	Peer Group[1]	Percentile
ROAA	1.55%	0.69%	89%
Return on Equity	14.62%	6.40%	92%
NIE/Avg Assets	2.09%	2.41%	30%
Net Interest Income/Avg Assets	4.68%	2.79%	96%
Efficiency Ratio	43.45%	72.46%	6%

The 92% on ROE means that Axos Bank outperformed 92% of all banks in its peer group. The 6% efficiency ratio ranking means that only 6% of banks in its peer group have lower expenses in comparison to their revenues.

Source: Uniform Bank Performance Report (UBPR) as of June 30, 2025; data retrieved July 30, 2025.
Note 1: Peer group is all savings banks with assets greater than $1 billion for quarter ended June 30, 2025.

Over 15 Years of Profitable Growth



($M)
500
450
400
350
300
250
200
150
100
50
-
2008 - 2025 CAGR: 31%
$4
$7
$21
$21
$29
$40
$56
$83
$119
$135
$152
$155
$183
$216
$241
$307
$450
$433
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
Net Income

Net Income has continued to grow throughout multiple economic cycles

Note: Company uses a June 30 fiscal year-end.

Asset Quality Built to Withstand Economic Cycles



1.09%
0.77%
0.52%
0.55%
0.43%
0.35%
0.43%
0.50%
0.68%
1.07%
0.68%
0.47%
0.51%
0.71%
0.36%
0.14%
0.04%
0.03%
(0.01%)
0.06%
0.01%
0.19%
0.02%
0.19%
0.06%
0.23%
0.08%
0.12%
0.07%
0.02%
0.04%
0.05%
0.13%
2012
2013
2014
2015*
2016
2017
2018
2019
2020
2021**
2022
2023
2024
2025
NCOs / Avg. Assets With HRB
NCOs / Avg. Assets Without HRB
NPAs / Assets

Company uses a June 30 fiscal year-end.
Note: The Company partnered with H&R Block Bank (HRB) to provide HRB branded financial services products. The partnership was terminated on December 8, 2020.
*For 2015, there were no co-branded HRB products.
**On July 1, 2020, the Company adopted ASC 326, current expected credit loss (CECL).

Credit Investor Highlights

Experienced and "cycle-tested" management team

- Track record of credit discipline, risk management and profitability

Differentiated digital platform

- Fully digital, no branch model provides structural cost advantages over traditional banks
- Built to capitalize on digital financial services adoption

Strong credit performance

- Underlying credit culture of low-LTV, real estate secured lending (99% of loans backed by hard assets)
- Senior position in all lender finance and commercial specialty RE loans with capital support from sponsors and junior partners

Deposit diversification and growth

- Continued core deposit transformation and liquidity management
- 32% checking and other demand deposits, as of June 30, 2025
- Optionality with ~$1.5 billion of deposits from Axos Securities that can provide significant fee income

Healthy capital position and capital generation through earnings

- Tier 1 capital ratio of 12.52%, tier 1 leverage ratio of 10.73% and total capital ratio of 15.28%
- Superior profitability (20.0% CAGR in EPS) that fueled a 18.2% CAGR in book value in the last five years[1]
- ROAA of 1.82% and ROAE of 17.30% for the fiscal year ended June 30, 2025

Corporate ratings profile

- BBB+ Kroll

Note 1: CAGR calculated using EPS and book value for the fiscal year ended June 30, 2020 and for the fiscal year ended June 30, 2025.

Loan Portfolio and Credit Quality

Loan Growth by Category

$ Millions

Loans	Sub-category	Q4 FY25	Q3 FY25	Inc (Mar)
Single Family Mortgage & Warehouse	Jumbo Mortgage	$ 3,786	$ 3,697	$ 89
	SF Warehouse Lending	609	498	111
Multifamily & Commercial Mortgage	Multifamily	1,729	2,059	(330)
	Small Balance Commercial	1,212	1,281	(69)
Commercial Real Estate	CRE Specialty	5,713	5,371	342
	Lender Finance RE	1,224	985	239
Commercial & Industrial Non-RE	Lender Finance Non-RE	2,567	2,519	48
	Asset-Based and Cash Flow Lending	2,633	2,317	316
	Capital Call Facilities	1,596	1,555	41
Auto & Consumer	Auto	430	400	30
	Unsecured/OD	52	46	6
	Other	1	1	—
		$ 21,552	$ 20,729	$ 823

Diverse Real Estate Mortgage Loans

Real Estate Backed Loans by State



Southern CA
29%
Northern CA
7%
NY
28%
FL
12%
TX
6%
NJ
3%
NV
2%
Other
13%

Real Estate Backed Loans by Type

$ Millions



CRESL &
Construction
$5,713
40%
Lender
Finance RE
$1,224
9%
Single Family
$4,395
31%
Multifamily
$1,729
12%
Other CRE
$1,212
8%

Total Real Estate Loans: $14.3B

As of June 30, 2025

CRE Specialty Breakout

CRE Specialty

$ Millions


Other
$309
5%
Multifamily
$1,561
27%
SFR
$1,229
22%
Industrial
$1,183
21%
Hotel
$880
15%
Office
$389
7%
Retail
$162
3%

Total CRE Specialty: $5.7B

As of June 30, 2025

Commercial Real Estate Specialty[1] Detail

as of June 30, 2025

axos

62% of total Commercial Real Estate Specialty balance at June 30, 2025 is indirect note structures where Axos has first payment priority; these loans carry a weighted-average LTV of 47%. Below is a breakdown of the stage of the properties underlying the CRES loans:

Loan Type	Balance (mm)	Weighted Avg. LTV
Construction	$ 2,618	44 %
Bridge	1,959	47
Stabilized	933	57
Pre-development	203	44
Total	**$ 5,713**	**46 %**

Note 1: Includes Commercial Real Estate Specialty loan portfolio only

Allowance for Credit Losses (ACL) by Loan Category
as of June 30, 2025

$ Millions

Loans	Loan Balance	ACL	ACL %[1]
Single Family Mortgage & Warehouse	$ 4,395	$ 12	0.3 %
Multifamily & Commercial Mortgage	2,941	26	0.9 %
Commercial Real Estate	6,937	114	1.6 %
Commercial & Industrial Non-RE	6,796	122	1.8 %
Auto & Consumer	483	16	3.3 %
	$ 21,552	$ 290	1.3 %

Note 1: ACL % is based on gross unpaid principal balance

Change in Allowance for Credit Losses (ACL) & Unfunded Loan Commitments Reserve (UCL)

($ in millions)



320
300
280
260
240
220
200
180
160
14.0
280.0
(9.0)
1.0
18.0
(3.1)
10.9
290.0
March 31, 2025
ACL + UCL
Gross Charge-offs
Gross Recoveries
Provision for Credit Losses
June 30, 2025
ACL + UCL
ACL
UCL

Holistic Credit Risk Management

axos

What We Do

Utilize a holistic credit-risk management framework to manage and monitor credit quality at each stage of the loan life cycle, and leverage specialized Credit Tools to optimize monitoring and reporting capabilities

Credit Monitoring & Oversight

Loan Life Cycle	Set Appetite	Originations	Portfolio Management	Reporting	Special Assets
Axos Credit Objectives	Establish Credit Framework and Culture	Safe Growth	Monitor Assets Throughout Life Cycle	Data-Driven Decision Making	Mitigate Problem Loans
Example of Credit Tools	› Board of Directors › Annual Strategic Plan › Corporate Governance › Policies & Approval Authorities	ncino CoStar Group RIMS exactbid	LERETA	Microsoft SQL Server	LERETA

Note: Credit Tools list is a sampling and is not purported to be comprehensive.

Deposit Strategy

Deposit Growth in Checking, Business, and Savings Was Achieved While Transforming the Mix of Deposits


June 30, 2013
Total Deposits = $2.1 billion
Checking and other demand deposits
19%
Time deposits
50%
31%
Savings


June 30, 2025
Total Deposits = $20.8 billion
Time deposits
5%
Checking and other demand deposits
32%
Savings
63%

Checking/Demand Growth (6/2013 - 6/2025) = 1584%
Savings Growth (6/2013 - 6/2025) = 1939%

Customer Base and Deposit Volume is Well Distributed Throughout the United States


WA
OR
CA
ID
NV
MT
WY
UT
AZ
CO
NM
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MS
MI
IN
KY
TN
AL
OH
GA
FL
WV
VA
NC
SC
PA
MD
DE
NJ
NY
VT
NH
MA
CT
RI
ME
Number of Accounts
1
1,000
2,000
3,000
3,607
Average Balance
$0
$250,000

Axos Deposits Have National Reach With Customers in Every State

Diversified Deposit Gathering

Approximately 90% of deposits are FDIC-insured or collateralized

- Serves approximately 30% of U.S. Chapter 7 bankruptcy trustees in exclusive relationship
- Software allows servicing of SEC receivers and non-chapter 7 cases

- Full service digital banking, wealth management, and securities trading

- HOA and property management
- Business management and entertainment
- Title and escrow companies
- 1031 exchange firms

- White-label banking


Fiduciary Services $1.1B
Consumer Direct $11.6B
Distribution Partners $0.4B
Small Business Banking $0.6B
Commercial & Treasury Management $3.9B
Axos Securities $1.0B[1]
Specialty Deposits $2.2B
Diversified Deposit Gathering Business Lines

- Business banking with simple suite of cash management services

- Broker-dealer client cash
- Broker-dealer reserve accounts

- Full service treasury/cash management
- Team enhancements and geographic expansion
- Bank and securities cross-sell

Deposit balances as of June 30, 2025.
Note 1: Excludes approximately $450 million of off-balance sheet deposits.

Diverse Fee Income Services

Non-Interest Income Growth and Diversification

Year Ended
June 30, 2019

Total Non-Interest Income =
$82.9 million



7%
7%
6%
14%
64%

- Prepayment Penalty Fees
- Gain on Sale
- Mortgage Banking and Servicing Rights
- Broker-Dealer Fees
- Banking and Service Fees

Three Months Ended
June 30, 2025

Total Non-Interest Income =
$165.1 million[1]



31%
27%
19%
23%

- Broker-Dealer Fees
- Advisory Fees
- Banking and Service Fees
- Prepayment penalty fee income
- Mortgage Banking and Servicing Rights

Securities Segment Fee Income[2] (6/2019 – 6/2025) = 556%

Note 1: Represents annualized quarterly June 30, 2025 data
Note 2: Includes advisory fee income from AAS business, which was acquired August 2, 2021

Axos Clearing and Custody Highlights

- Leadership team with more than 100 years combined industry experience.
- Proprietary front- and back-end technologies for advisors and broker-dealers.
- Axos Advisor Services is the 7th largest RIA custodian in the U.S.
- More than $35 billion in Clearing Services client assets under custody and/or administration.

Three Months Ended June 30, 2025



Securities Lending 6%
Net Interest Income 2%
Custody 22%
Margin Lending 11%
Clearing Fees & Execution 18%
Cash Sorting 41%

Custody	$	7,749,487
Clearing Fees & Execution		6,666,263
Cash Sorting		14,954,010
Margin Lending		3,999,096
Securities Lending		2,101,870
Net Interest Income		1,183,427
Net Revenues	**$**	**36,654,153**

Three Months Ended June 30, 2019



Securities Lending 8%
Clearing & Execution Fees 47%
Margin Lending 26%
Cash Sorting 19%

Custody	$	—
Clearing Fees & Execution		5,442,487
Cash Sorting		2,198,140
Margin Lending		3,040,793
Securities Lending		880,751
Net Interest Income		(30,406)
Net Revenues	**$**	**11,531,765**

Axos Advisor Services (AAS) At A Glance

Liberty Provides a Comprehensive Turnkey Platform



Unified Managed Accounts
Easy Rebalancing
Automatic Reconciliation
Customer Relationship Management
Proposal Generation
Simplified Account Opening
eSignature
Tax Management Tools
Fee Billing
Performance Reporting

Serving 214 RIAs[1]
($1M+ AUC)

~$30B Assets Under Custody

TAMPs	Traditional RIAs	Small RIAs
55% of Total AUC	***43% of Total AUC***	***2% of Total AUC***
Turnkey Asset Management Platform, relies on Reps to gather assets and maintain relationship with investor	Gathers and manages assets, works directly with investor	Advisors with <$25M in AUC

Data as of June 30, 2025
Note 1: 257 total advisors on Liberty platform; advisors with <$1M AUC comprise <$9M in total assets; there are 9 non-AAS RIAs not on Liberty at Axos Clearing

Secular Industry Trends Provide Opportunities for Axos

axos

Fee Compression for Active and Passive Investment Managers

- RIAs need to reduce costs and streamline back-office ops
- Automation frees up time/resources for client interactions

Advisors are Leaving Wirehouses to Become Independent Advisors

- Axos to provide bundled securities clearing, custody and banking services
- Target small & medium-sized RIAs and IBDs that large custodians do not serve well

Aging Advisor Population is Driving Consolidation and Succession Planning

- Axos to provide succession-based and M&A financing to RIAs and IBDs
- Nationwide footprint and industry focus are competitive advantages

Digitization of Wealth Management

- Axos offers direct-to-consumer self-directed trading and robo-advisory solutions; will offer private label robo-advisory solutions to independent RIAs

Axos Securities Roadmap

Leverage expertise and technologies in clearing and custody to serve a broader client base

Past

2018 - 2022

People
- Highly skilled in the business segment(s) being served (Uncertainty, frustration)

Processes
- Operational inefficiencies (high cost, inflexible)

Technology
- Closed ecosystem technology and dependent on 3rd party solutions

COR CLEARING

TRUST COMPANY OF AMERICA

Present

2023 - 2025

axos CLEARING
A subsidiary of Axos Financial

axos ADVISOR SERVICES

People
- Learning new skills within the current business vertical (Adaptable, Siloed)

Processes
- Leveraging technology for efficiencies / outsourcing low value tasks (Enhanced Accuracy, Better Resource Utilization)

Technology
- Home-grown bi-furcated technology (Duplicative, Confusing)

Future

2026+

axos SECURITIES

People
- Broad growth in competence and knowledge (Collaborative, Aligned, Client-Centric)

Processes
- Digital transformation that drives automation and scalability (Data-Driven, AI, Machine Learning, Agile)

Technology
- Entitlement-based single pane of glass tech & open architecture data solution(s) meet clients where they are at (Innovative, Differentiated, Flexible)

Interest Rate Management and Liquidity

Interest Rate Sensitivity



Net Interest Income Impact[1]
(3.20%)
(2.90%)
0.00%
4.20%
8.40%
-200 bps
-100 bps
Base
+100 bps
+200 bps

Note 1: Reflects estimated percentage change in net interest income in 12 months following June 30, 2025; reflects immediate rate change for illustrative purposes.

Interest Coverage and Double Leverage

($000)	FY 2021	FY 2022	FY 2023	FY 2024	FY 2025	
Total Investment in subsidiaries	$1,445,015	$1,854,563	$2,127,712	$2,460,910	$2,830,500	
Consolidated equity	1,400,936	1,642,973	1,917,159	2,290,596	2,680,677	
Double leverage ratio	103%	113%	111%	107%	106%	
Interest Coverage						
Earnings:						
Income from continuing operations before taxes	$ 305,743	$ 339,959	$ 431,744	$ 635,481	$ 613,395	
(+) Interest on Borrowings, Subordinated Notes & Debentures and Other	18,592	18,950	34,536	23,608	19,940	
Earnings available to cover interest on other borrowings (net of deposit interest expense)	324,335	358,909	466,280	659,089	633,335	A
(+) Interest on deposits	60,529	33,620	339,481	670,570	667,753	
Earnings available to cover interest on deposits and other borrowings	$ 384,864	$ 392,529	$ 805,761	$ 1,329,659	$ 1,301,088	B
Interest Expense:						
Interest on Borrowings, Subordinated Notes & Debentures and Other	$ 18,592	$ 18,950	$ 34,536	$ 23,608	$ 19,940	
Interest expense on other borrowings (excluding interest on deposits)	18,592	18,950	34,536	23,608	19,940	C
Interest on deposits	60,529	33,620	339,481	670,570	667,753	
Interest expense, including interest on deposits	$ 79,121	$ 52,570	$ 374,017	$ 694,178	$ 687,693	D
Interest coverage on other borrowings (excluding deposit interest expense) - A / C	**17.44x**	**18.94x**	**13.50x**	**27.92x**	**31.76x**	
Interest coverage on deposits and other borrowings - B / D	**4.86x**	**7.47x**	**2.15x**	**1.92x**	**1.89x**	

Appendix

Evolving Capabilities of the UDB Platform

UDB offers a growing set of products, capabilities and integrations

UDB 1.0 → UDB 2.0 → White Label UDB

Products + Features

- Banking: Axos deposit products
- Borrowing: Axos loan products
- Investing: Managed Portfolios, Self Directed Trading
- Planning: Account Aggregation, PFM, Credit Monitoring

Segments

- Co-branded Wealth Management
- Small Business Banking

Enablers

- Personalized Offers + Content
- SSO to Enrollment Portals
- Universal Enrollment: Single, digital point of sale

Operational Productivity Initiatives

Automation/Straight-Through Processing

- Leverage APIs to streamline workflows for clients on front end in new commercial deposit platform (ACE)
- Abstract authentication and entitlements out of core to make it more scalable and customizable

Low-Code Development

- Axos Professional Workstation (APW) development
- Code refresh for AAS' advisor platforms: ALF and Liberty
- New feature and platform development for Axos Invest/SDT

Artificial Intelligence

- QC of various legal documents and contracts
- Streamline various credit and portfolio management functions (i.e. appraisal reviews)
- Automate additional risk and compliance monitoring tasks

Offshoring

- Commercial spreading and manual credit underwriting tasks to ABC/Acuity
- Zenith bookkeeping support and journal entries
- Accounts payable and other accounting functions

Ratings Profile

Kroll Ratings (as of 1/31/2025)

Entity	Type	Rating	Outlook
Axos Financial, Inc.			
	Senior Unsecured Debt	BBB+	Stable
	Subordinated Debt	BBB	Stable
	Short-Term Debt	K2	
Axos Bank			
	Deposit	A-	Stable
	Senior Unsecured Debt	A-	Stable
	Subordinated Debt	BBB+	Stable
	Short-Term Deposit	K2	
	Short-Term Debt	K2	

Efficient Operations and Stable Margins Lead to Superior Profitability

Efficiency Ratio


47.48%
48.88%
49.52%
49.54%
43.59%
46.84%
2020
2021
2022
2023
2024
2025

Net Interest Margin


4.12%
3.92%
4.13%
4.35%
4.62%
4.90%
0.08%
0.08%
0.26%
5.08%
5.33%
4.33%
2020
2021
2022
2023
2024
2025
NIM
Fed Funds Rate

Return on Average Assets


1.53%
1.52%
1.57%
1.64%
2.08%
1.82%
2020
2021
2022
2023
2024
2025

Return on Average Equity


15.65%
16.51%
15.61%
17.22%
21.64%
17.30%
2020
2021
2022
2023
2024
2025

Company uses a June 30 fiscal year-end.

Select Financials

axos

	FY 2020	FY 2021	FY 2022	FY 2023	FY 2024	FY 2025
Selected Balance Sheet Data ($ Millions)						
Total Assets	$13,851.9	$14,265.6	$17,401.2	$20,348.5	$22,855.3	$24,783.1
Net Loans	10,631.3	11,414.8	14,091.1	16,456.7	19,231.4	21,049.6
Loans Held for Sale, at Fair Value	52.0	29.8	5.0	23.2	16.5	10.0
Allowance for Credit Losses	75.8	133.0	148.6	166.7	260.5	290.0
Securities	187.7	189.3	264.3	233.1	142.0	66.7
Total Deposits	11,336.7	10,815.8	13,946.4	17,123.1	19,359.2	20,829.5
Advances from the FHLB	242.5	353.5	117.5	90.0	90.0	60.0
Borrowings	235.8	221.4	445.2	361.8	325.7	312.7
Total Stockholders' Equity	1,230.8	1,400.9	1,643.0	1,917.2	2,290.6	2,680.7
Selected Income Statement Data						
Net Interest Income	$477.6	$538.7	$607.2	$783.1	$961.4	$1,127.8
Provision for Loan and Lease Losses	42.3	23.5	23.8	24.3	32.5	55.7
Non-Interest Income	103.0	105.3	113.4	120.5	222.7	131.1
Non-Interest Expense	275.7	314.8	356.8	447.6	516.1	589.7
Net Income	183.4	215.7	240.7	307.2	450.0	432.9
Per Common Share Data						
Diluted EPS	$2.98	$3.56	$3.97	$5.07	$7.66	$7.43
Adjusted Earnings per Common Share (Non-GAAP)[1]	3.10	3.68	4.23	5.39	6.74	7.50
Book Value Per Common Share	20.56	23.62	27.48	32.53	40.26	47.46
Tangible Book Value per Common Share (Non-GAAP)[1]	18.28	21.36	24.45	29.51	37.26	44.60
Performance Ratios and Other Data						
ROAA	1.53 %	1.52 %	1.57 %	1.64 %	2.08 %	1.82
ROAE	15.65	16.51	15.61	17.22	21.64	17.30
Interest Rate Spread	3.65	3.70	3.91	3.44	3.62	3.97
Net Interest Margin	4.12	3.92	4.13	4.35	4.62	4.90
Net Interest Margin - Banking Segment Only	4.19	4.11	4.36	4.48	4.68	4.95
Efficiency Ratio	47.48	48.88	49.52	49.54	43.59	46.84
Efficiency Ratio - Banking Segment Only	39.79	42.00	40.81	47.82	38.42	40.80
Asset Quality Metrics						
NCOs / Average Loans	0.23 %	0.12 %	0.02 %	0.04 %	0.05 %	0.13
NPLs / Loans	0.82	1.26	0.83	0.52	0.57	0.79
NPAs / Assets	0.68	1.07	0.68	0.47	0.51	0.71
ALLL / Loans HFI	0.71	1.15	1.04	1.00	1.34	1.36
ALLL / NPLs	86.20	91.57	125.74	191.23	229.84	170.23
Capital Ratios						
TCE / TA[1]	7.94 %	8.97 %	8.49 %	8.62 %	9.35 %	10.23
CET1 Ratio	11.22	11.36	9.86	10.94	12.01	12.52
Leverage Ratio	8.97	8.82	9.25	8.96	9.43	10.73
Tier 1 Capital	11.27	11.36	9.86	10.94	12.01	12.52
Total Capital	12.64	13.78	12.73	13.82	14.84	15.28

Note 1: Adjusted (non-GAAP) metrics. See Non-GAAP Reconciliation for the closest applicable GAAP metrics.

Non-GAAP Reconciliation

$ Millions, except per share data	FY 2020	FY 2021	FY 2022	FY 2023	FY 2024	FY 2025
Total common equity (GAAP)	$1,225.8	$1,400.9	$1,643.0	$1,917.2	$2,290.6	$2,680.7
Less goodwill and other intangible assets	125.4	116.0	156.4	152.1	141.8	134.5
Less mortgage servicing rights, carried at fair value	10.7	17.9	25.2	25.4	28.9	27.2
Tangible Common Equity (Non-GAAP)	**$1,089.7**	**$1,267.0**	**$1,461.4**	**$1,739.6**	**$2,119.9**	**$2,519.0**
Total Assets (GAAP)	$13,851.9	$14,265.6	$17,401.2	$20,348.5	$22,855.3	$24,783.1
Less goodwill and other intangible assets	125.4	116.0	156.4	152.1	141.8	134.5
Less mortgage servicing rights, carried at fair value	10.7	17.9	25.2	25.4	28.9	27.2
Tangible Assets (Non-GAAP)	**$13,715.8**	**$14,131.7**	**$17,219.5**	**$20,170.9**	**$22,684.6**	**$24,621.4**
Common shares outstanding (000)	**59,613**	**59,318**	**59,778**	**58,943**	**56,895**	**56,484**
Diluted Common Shares Outstanding (000)	**61,438**	**60,520**	**60,611**	**60,567**	**58,726**	**58,241**
Book value per common share (GAAP)	**$20.56**	**$23.62**	**$27.48**	**$32.53**	**$40.26**	**$47.46**
Net Income (GAAP)	$183.4	$215.7	$240.7	$307.2	$450.0	$432.9
FDIC Loan Purchase - Gain on Purchase	-	-	-	-	($92.4)	-
FDIC Loan Purchase - Provision for Credit Losses	-	-	-	-	$4.6	-
Acquisition-related costs	10.1	9.8	11.4	10.9	10.8	7.4
Other costs[1]	-	-	$11.0	16.0	-	($1.9)
Income taxes	(3.0)	(2.9)	(6.5)	(7.8)	22.4	(1.6)
Adjusted earnings (Non-GAAP)	**$190.5**	**$222.6**	**$256.5**	**$326.3**	**$395.5**	**$436.8**
Tangible book value per common share (Non-GAAP)	$18.28	$21.36	$24.45	$29.51	$37.26	$44.60
Tangible common equity to tangible assets (Non-GAAP)	7.94%	8.97%	8.49%	8.62%	9.35%	10.23%
Adjusted EPS (Non-GAAP)	$3.10	$3.68	$4.23	$5.39	$6.74	$7.50
Market data as of 9/5/2025						
Stock Price						$90.78
Price / Tangible Book Value						2.04x

Note 1: Other costs for the fiscal year ended 2025 primarily reflects the payment of a legal judgment at an amount less than previously accrued and for the fiscal year ended June 30, 2023 reflects the original accrual for such legal judgment. For the fiscal year ended 2022 primarily reflects one-time resolution of a contractual claim.

Contact Information

Greg Garrabrants, President and CEO
Derrick Walsh, EVP and CFO

investors@axosfinancial.com
www.axosfinancial.com

Johnny Lai, SVP Corporate Development and Investor Relations

Phone: 858.649.2218

Mobile: 858.245.1442

jlai@axosfinancial.com